Waterbury, CT., February 18, 1999

                            For Immediate Release

             MacDermid to Acquire Polyfibron Technologies, Inc.

     MacDermid, Incorporated, a specialty chemical company headquartered in Waterbury, CT. announced today that it has executed a definitive agreement to acquire PTI, Inc. ("Polyfibron"), the holding company for Polyfibron Technologies, Inc., a leader in the graphic arts industry with approximately $250 million in revenues and $60 million in EBITDA. MacDermid expects that the transaction will close in June of this year. MacDermid will consummate the transaction as a merger by issuing 7.7 million shares of MacDermid common stock and assuming approximately $150 million of Polyfibron debt. The transaction will be accounted for by a pooling of interests. The agreement is subject to, among other things, shareholder approval.

     The combination of MacDermid's existing liquid photopolymer printing plate business with Polyfibron's solid sheet printing plate business will position MacDermid as a leader in this important market segment. As a whole, the acquisition of Polyfibron will position MacDermid as a global leader in the supply of specialty chemicals and related materials to the graphic arts industry, including the supply of offset printing blankets. MacDermid's graphic arts segment will become the largest business segment within MacDermid representing approximately 38% of $750 million in consolidated proforma sales. The transaction is expected to be accretive to MacDermid's per share earnings in the first full fiscal year, including expected one time charges, and is expected to be increasingly accretive thereafter.

     Mr. David Beckerman, Polyfibron's Chief Executive Officer, will become President of MacDermid's graphic arts segment. Mr. Beckerman said: "We are excited at the prospect of joining forces with MacDermid. The combination of resources and talent available to our new team will greatly enhance our ability to serve the expanding needs of our customers in the printing and packaging industries around the world".

     Mr. Daniel H. Leever, Chairman and Chief Executive Officer of MacDermid, said:

     "We have been searching for strategies to grow our graphic arts business for some time. The acquisition of Polyfibron will immediately position us as a leader in this attractive and growing market. The combination of Polyfibron's skill in technological innovation with MacDermid's ability to apply technology to serve market needs will position MacDermid for growth in the graphic arts industry. We welcome the Polyfibron team to MacDermid".








This report and other Corporation reports and statements describe many of the positive factors affecting the Corporation's future business prospects. Investors should also be aware of factors which could have a negative impact on those prospects. These include political, economic or other conditions such as currency exchange rates, inflation rates, recessionary or expansive trends, taxes and regulations and laws affecting the business; competitive products, advertising, promotional and pricing activity; the degree of acceptance of new product introductions in the marketplace; technical difficulties which may arise with new product introductions; and the difficulty of forecasting sales.




                                    SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                     MacDermid, Incorporated
                                        (Registrant)


Date:  February 24, 1999            / s / Gregory M. Bolingbroke
                                    ----------------------------
                                         Gregory M. Bolingbroke
                                          Corporate Controller